

March 10, 2014

Via E-mail
Mr. A. John Sprovieri
President and CEO
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Form 8-K Item 4.01**
> **Filed September 25, 2013**
> **Form 8-K/A Item 4.01**
> **Filed February 5, 2014**
> **File No. 1-35923**

Dear Mr. Sprovieri:

We issued oral comments to you on February 10, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 24, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3743 or Terence O'Brien, Branch Chief, at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant